EXHIBIT 12.1

FANNIE MAE

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,

	2003	2002	2001	2000	1999

Income before cumulative effect of change in accounting principle	$7,720	$4,619	$5,726	$4,448	$3,912
Add:
Provision for federal income taxes	2,693	1,429	2,041	1,583	1,514
Interest expense on all indebtedness	37,351	40,287	41,080	37,107	30,601

Earnings, as adjusted	$47,764	$46,335	$48,847	$43,138	$36,027

Fixed charges:
Interest expense on all indebtedness	$37,351	$40,287	$41,080	$37,107	$30,601

Ratio of earnings to fixed charges	1.28:1	1.15:1	1.19:1	1.16:1	1.18:1